■ Sit Investment Associates, Inc. ■

Global Investment Outlook & Strategy

April 8, 2014

Executive Summary

Domestic equity markets rose in March following on their strong rebound in February. The S&P 500 Index finished the month with a gain of +0.8 percent and a +1.8 percent increase for the quarter. Taxable fixed income markets declined modestly by -0.2 percent for the month, but gained +1.8 percent for the quarter. Municipal bonds fared better rising +0.2 percent in March and +3.3 percent for the first quarter. The MSCI EAFE Index fell -0.6 percent in March, but gained +0.7 percent for the first quarter. Regarding the U.S. economy, the third and final calculation of fourth quarter 2013 real GDP growth was revised up to +2.6 percent from the previous estimate of +2.4 percent, as the subpar U.S. economic recovery continues. The European economy continues to show improvement, although concerns over the conflict in the Ukraine, along with slow economic growth in China, will contribute to uncertainty about the sustainability of the recovery. We see Japanese equities as unattractive as a whole, and therefore remain underweight Japan across all of our international and global portfolios. China's economic growth has been weaker than expected. Domestic taxable fixed income portfolios are positioned defensively overall against a rising rate environment. In municipal portfolios, our investment strategy will continue to emphasize income and diversification of credit risk as we implement a modest shortening of duration. Domestic and international equity portfolios are maintaining diversified, high quality, growth-oriented holdings, with emphasis on the traditional growth sectors of technology and healthcare, along with producer manufacturing and energy.

UNITED STATES

CURRENT CONDITIONS: RECOVERY CONTINUES AT SUBPAR PACE

Domestic equity markets rose in March following on their strong rebound in February. The S&P 500 Index finished the month with a gain of +0.8 percent and a +1.8 percent increase for the quarter. The Dow Jones Industrial Average rose +0.9 percent for the month, but lost -0.2 percent for the quarter. The technology-laden NASDAQ OTC Composite fell -2.5 percent in March, but finished the first three months of the year in positive territory, gaining +0.5 percent. Large capitalization stocks outperformed their small capitalization counterparts in March and for the first quarter of the year.

TOTAL RETURNS TO 03/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	0.8%	1.8%	12.5%	21.9%
Dow Jones Ind'l Avg.	0.9	-0.2	10.1	15.7
Russell 1000 Index	0.6	2.0	12.5	22.4
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-2.5	0.5	11.3	28.5
S&P MidCap Index	0.4	3.0	11.6	21.3
Russell 2000 Index	-0.7	1.1	9.9	24.9
FIXED INCOME				
Barclays Capital Agg. Index	-0.2	1.8	1.7	-0.1
Barclays Capital Muni Bond Index.	0.2	3.3	3.7	0.4

*price only

Taxable fixed income markets declined modestly by -0.2 percent for the month, but gained +1.8 percent for the quarter. Municipal bonds fared better gaining +0.2 percent in March and +3.3 percent for the first quarter. The adjacent table displays major benchmark returns and additional details are shown in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 03/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	-1.0%	1.1%	11.7%	23.2%
Russell 1000 Value	2.4	3.0	13.3	21.6
MID CAP				
Russell Midcap Growth	-1.9	2.0	10.4	24.2
Russell Midcap Value	1.5	5.2	14.2	23.0
SMALL CAP				
Russell 2000 Growth	-2.5	0.5	8.7	27.2
Russell 2000 Value	1.2	1.8	11.2	22.6

In March, and for the first three months of the year, growth stocks underperformed their value counterparts across small, medium, and large capitalization issues. In contrast, for the 12-month period, growth stocks have outperformed across all three capitalization sizes. Longer-term trends in relative performance of growth versus value stocks are shown in Exhibit B.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 17th out of 33 countries through the first three months of the year. This was a slight improvement over February, when the U.S. ranked 20th, but not as strong as January when the U.S. ranked 14th. The five top performing countries continued to be dominated by Europe and included: Greece, Portugal, Italy and Denmark. Indonesia was the lone Pacific Basin country in the top 5. Additional details are shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	1Q13 Rev.	2Q13 Final	3Q13 Final	4Q13 Final
Personal Con. Expenditures	$59.2	$47.9	$52.3	$87.3
Nonresid. Fixed Invs.	-22.9	22.3	23.4	27.8
Residential Invs.	13.7	15.9	12.1	-10.2
Inventory Change	34.9	14.4	59.1	-4.0
Net Exports	-10.2	-2.1	4.6	37.0
Government	-31.4	-2.9	2.9	-38.9
Residual	1.0	0.3	5.2	4.0
Total	$44.3	$95.8	$159.6	$103.0
% Change in Real GDP (ann.)	1.1%	2.5%	4.1%	2.6%
% Change in Real Final Sales (ann.)	0.2%	2.1%	2.5%	2.7%
% Change in GDP Deflator (ann.)	1.7%	0.6%	2.0%	1.6%

Regarding the U.S. economy, the third and final estimate of fourth quarter 2013 real GDP growth was revised up to +2.6 percent from the previous estimate of +2.4 percent. A strong upward adjustment to personal consumption expenditures (PCE) was only partially offset by downward revisions to nonresidential fixed investment and the change in business inventories. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. The following table shows the contributions to percent change in GDP by major components. Year-over-year changes in the components of real GDP are shown in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	1Q13 Rev.	2Q13 Final	3Q13 Final	4Q13 Final
Personal Cons. Exps.	1.54%	1.24%	1.36%	2.22%
Nonresid. Fixed Invs.	-0.57	0.56	0.58	0.68
Residential Invs.	0.34	0.40	0.31	-0.26
Inventory Change	0.93	0.41	1.67	-0.02
Net Exports	-0.28	-0.07	0.14	0.99
Government	-0.82	-0.07	0.08	-0.99
Total GDP Growth	1.10%	2.50%	4.10%	2.60%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

The largest source of the upward revision in the GDP report came from consumer spending. Specifically, the strength came from outlays on healthcare services, within the services component of PCE. At least some of this spending can most likely be attributed to the Affordable Care Act (ACA), which took effect at the beginning of this year. It is likely that some level of increased spending in this area continued into the first quarter of 2014. This additional spending on healthcare should help boost first quarter consumer spending.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Mar. Proj.	10871.40	1.2%	10893.14	1.5%
	Feb.	10871.40		10871.40	
2014	Jan.	10851.00		10851.00	
	Dec.	10844.30	3.3%	10844.30	3.3%
	Nov.	10853.50		10853.50	
	Oct.	10796.50		10796.50	
	Sept.	10768.20	2.0%	10768.20	2.0%
	Aug	10745.40		10745.40	
	July	10718.90		10718.90	
	June	10707.70	1.8%	10707.70	1.8%
	May	10689.40		10689.40	
	April	10678.70		10678.70	
	Mar.	10674.20	2.3%	10674.20	2.3%
	Feb.	10643.50		10643.50	
2013	Jan.	10614.30		10614.30	
	Dec.	10602.40	1.7%	10602.40	1.7%
	Nov.	10593.40		10593.40	
	Oct.	10558.60		10558.60	
	Sept.	10566.60	1.7%	10566.60	1.7%
	Aug.	10523.20		10523.20	
	July	10533.20		10533.20	

Looking at monthly data, February U.S. real consumer spending increased at a solid +0.2 percent pace, but January was revised down from the previous level of +0.3 percent to +0.1 percent. As a result, it appears that first quarter PCE growth will not be as strong as projected last month. Specifically, if March PCE falls in a range between flat and an increase of +0.2 percent, then first quarter PCE growth will be in a fairly anemic range between +1.2 percent and +1.5 percent, down from the solid +3.3 percent rate in the fourth quarter of 2013.

The nonfarm payrolls report, released on April 4th, showed that 192,000 jobs were created in March. This was slightly below the median estimate of 200,000, and was even more disappointing to at least some, who were expecting a stronger weather-related snapback. While we do expect a rebound in job gains, as a result of the unusually long, cold winter, we expect this to occur over several months instead of a quick one or two-month rebound. The unemployment rate held steady at 6.7 percent. This is actually fairly positive, given the rise in the labor force participation rate from 63.0 percent to 63.2 percent that occurred in March.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.1 percent in February, which matched the median estimate. On a year-over-year basis, headline CPI rose at a tepid +1.1 percent rate, as shown in the following table. Core CPI, which excludes the more volatile food and energy sectors, also rose +0.1 percent, in line with the consensus estimate. On a year-over-year basis, core CPI has been quite subdued at +1.6 percent and has been stable around this level for quite some time, also shown in the following table. We continue to expect inflation to remain well-controlled over the foreseeable future. Longer-term inflation trends are shown in Exhibit E.

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased slightly by -0.4 percent in March, but increased +0.8 percent on a year-over-year basis. Notably, over the past 12 months, the dollar has been remarkably stable. This, along with longer term trends, is shown in Exhibit F.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
October 2012	3.9%	1.1%	2.2%	2.0%
November 2012	-0.3	0.4	1.8	1.9
December 2012	-3.1	0.1	1.7	1.9
January 2013	-1.8	1.0	1.6	1.9
February 2013	3.4	1.6	2.0	2.0
March 2013	5.5	1.2	1.5	1.9
April 2013	3.9	1.0	1.1	1.7
May 2013	1.3	2.4	1.4	1.7
June 2013	1.3	3.4	1.8	1.6
July 2013	1.8	2.9	2.0	1.7
August 2013	1.6	1.5	1.5	1.8
September 2013	1.1	1.2	1.2	1.7
October 2013	-0.1	0.9	1.0	1.7
November 2013	-1.4	0.1	1.2	1.7
December 2013	-1.9	-0.4	1.5	1.7
January 2014	0.6	0.3	1.6	1.6
February 2014	2.9	0.8	1.1	1.6

In summary, the subpar U.S. economic recovery continues. As a result of the weaker consumer spending through the first two months of the quarter, we have reduced our estimate for first quarter GDP growth from +2.3 percent to +1.7 percent. However, we believe that this slowdown is partially weather related. As such, we expect a snapback in the second quarter. Accordingly, we have increased our estimate for second quarter GDP from +2.3 percent to +2.6 percent. These adjustments, combined with the final estimate for fourth quarter 2013 real GDP, result in a slight decrease to our forecast for 2014 real GDP growth from +2.7 percent to +2.6 percent. All of the details of our key economic assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONING FOR RISING RATES

Longer-maturity U.S. Treasury yields fell during the first quarter, while shorter maturities were generally unchanged to modestly higher, causing the yield curve to flatten. Pressure in developing markets drove a flight-to-quality early in the quarter and all U.S. dollar denominated assets benefited. Late in the quarter, statements by new Federal Reserve Chair Janet Yellen caused markets to pull forward the timing of the anticipated first increase in the federal funds rate. This sent bond yields higher, particularly at the short end of the curve. Specifically, the 3-year U.S. Treasury Note ended the quarter +10 basis points higher at 0.87 percent while the 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 2.72 percent and 3.56 percent respectively, -31 and -41 basis points lower than the previous quarter-end.

The Barclays Aggregate Bond Index return for the quarter was +1.8 percent. All taxable sectors posted positive total returns during the quarter with a majority of the performance being generated in January, when rates fell the most. The corporate sector provided the best returns, primarily due to its longer duration and spread tightening, as investors continued to search for yield. Mortgage-backed securities modestly underperformed the benchmark due to spread widening, as the Federal Reserve continued to reduce its purchase activity through the quantitative easing program. The U.S. Treasury sector was the second worst performing sector. The asset-backed sector had the worst performance, primarily due to its shorter duration.

TOTAL RETURNS TO 03/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	-0.2%	1.8%	1.7%	-0.1%
Treasury	-0.3	1.3	0.6	-1.3
Agency	-0.2	1.0	0.8	-0.4
Corporate	0.1	2.9	4.1	1.5
CMBS	-0.1	1.3	1.8	1.4
Asset-Backed	-0.1	0.5	0.9	0.2
Mortgage Pass-Through	-0.3	1.6	1.2	0.2
5-Year Treasury	-0.8	0.7	-0.2	-1.9

Overall, we expect sluggish economic growth to be adequate to justify a continued reduction in quantitative easing by the Fed, with purchases ending entirely by late this year. We expect the combination of economic growth, albeit slow, and reduced Fed purchases to cause interest rates to trend higher. However, we expect the rise in rates to be non-linear, as the tug of war between higher rates due to reduced demand for bonds is counter-balanced against equity market weakness, due to a perceived reduction in support for the economy. Geopolitical uncertainty, particularly involving eastern Europe, will likely add to interest rate volatility. While we continue to position the portfolios defensively overall against a rising rate environment, we believe the range-bound nature of the rise in rates will provide tactical trading opportunities over the course of the year. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Tax-exempt yields ended the quarter flat to slightly higher in the short and intermediate parts of the curve, but significantly lower from 10 years on out. Specifically, the 3-year AAA general obligation yield increased +19 basis points to 0.70 percent, the 5-year AAA general obligation yield increased +7 basis points to 1.31 percent, the 10-year AAA general obligation yield decreased -28 basis points to 2.49 percent, and the 30-year general obligation yield decreased -54 basis points to 3.65 percent. Yields fell during the first two months of the quarter, but reversed course in mid-March after Fed Chair Yellen indicated that tightening may begin sooner than previously thought by market participants, and possibly in the first half of 2015.

The Bond Buyer 40-Bond Index ended the quarter with a yield of 4.75 percent, down -38 basis points for the quarter. Most of the decrease occurred early in the quarter, as the tax-loss selling experienced in late 2013 ended, inflows into tax-exempt mutual funds turned modestly positive, and supply remained well below historical averages.

Investment grade bonds of all stripes had significantly positive returns for the quarter, but lower quality performed best, with BBB-rated bonds returning +5.5 percent for the quarter, while AAA-rated bonds produced a return of +2.2 percent. The inflows into tax-exempt funds were concentrated in the long duration and high yield funds, so demand for lower-rated paper exceeded that for higher-quality bonds during the quarter. Correspondingly, credit spreads narrowed significantly for BBB-rated bonds, and, to a lesser extent, for A-rated bonds. A significant credit development during the quarter was the downgrade of most Puerto Rico debt below investment grade by all three major bond rating agencies. This downgrade led to the removal of much of this debt from the Barclays indices. However, it should be noted

that despite the downgrade and removal from the indices, Puerto Rico debt generated the strongest returns of any category in the tax-exempt market during the quarter.

In terms of industry sectors, revenue bonds outperformed general obligation bonds during the quarter. Local general obligation bonds outperformed state general obligation bonds, despite the concerns about the bankruptcy and potential low recovery for general obligation bondholders in Detroit. With respect to revenue bond sectors, healthcare and industrial revenue bonds, which generally carry the highest yields, performed best, while electrics and resource recovery bonds lagged a bit, although they still returned around +3 percent. Housing bonds performed solidly, up +3.2 percent.

Despite the flattening of the yield curve described above, the tax-exempt yield curve remains historically steep, with the spread between 2-year and 30-year AAA general obligation bonds still at +329 basis points. In terms of relative value to Treasuries, short and intermediate tax-exempt bonds are near their historical averages, while long tax-exempt bonds remain cheap.

We continue to expect the Fed to conclude its quantitative easing program in the fourth quarter of this year, and expect short-term rates, while still at historically low levels, to begin ticking upward slowly in the second half of the year. We have begun to modestly shorten duration in anticipation of this interest rate environment, and expect to continue to shorten duration throughout 2014. Our investment strategy will continue to emphasize income and diversification of credit risk as we implement this modest shortening of duration.

TOTAL RETURNS TO 03/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	0.2%	3.3%	3.7%	0.4%
5-Year Municipal	-0.9	1.0	1.8	1.0
Long (22+ years)	0.9	5.8	6.0	-0.8
Revenue	0.3	3.6	3.9	0.2
Electric	0.1	3.1	3.1	-0.4
Hospital	0.6	4.2	4.7	0.9
Housing	0.4	3.2	3.9	2.1
IDR/PCR	0.5	4.3	5.1	0.7
Transportation	0.4	3.8	4.4	0.7
Education	0.3	3.3	3.8	0.5
Water/Sewer	0.3	3.4	3.9	0.4
Resource Recovery	0.3	3.0	4.1	1.1
Leasing	0.2	3.6	3.9	0.6
Special Tax	0.0	3.4	3.0	-1.4
General Obligation	0.0	3.1	3.5	0.5
Prerefunded	-0.2	0.6	0.9	0.8
Insured	0.4	3.4	4.2	1.0
Muni Aaa	-0.1	2.2	2.6	0.6
Muni Aa	0.1	3.0	3.3	0.6
Muni A	0.3	3.9	4.3	0.8
Muni Baa	0.8	5.5	5.1	-3.1

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: RECOVERY CONTINUES

The European economy is on the same growth trajectory we anticipated last quarter. While there may be minor steps back, in general the economy continues to improve. We believe euro area GDP growth will be in the +1.0 percent to +1.5 percent range in 2014, unchanged from last quarter. Growth expectations have modestly increased for the U.K., as data has been stronger than expected. Our 2014 GDP growth expectation is now +2.7 percent, slightly above the previous range of +2.0 percent to +2.5 percent. Thus far, Russia's annexing of Crimea has had a negligible impact on Europe. We are hopeful the situation with the Ukraine won't escalate further, as that may create a drag on the European recovery. Our economic assumptions for Europe and other major regions are shown in Exhibit I.

Both the services and manufacturing PMI have been improving in the euro area. Much of this strength has come from Germany, as that country dominates the manufacturing sector. German manufacturing orders and industrial production continue to show strength. As mentioned last quarter, this data can have volatile readings from month to month, but the trend since mid-2012 has been generally positive. The Russian situation may create some headwinds for Europe, as the EU's top three trading partners are the U.S. (~14 percent), China (~13 percent), and Russia (~10 percent). Russia's top trading partner is the EU. Russia's largest import sector from the EU is machines, equipment, and vehicles. Conversely, Russia's largest export sector to the EU is energy. Any cut off of energy would hurt the EU and surrounding countries. However, as of now, we don't expect the situation to escalate to that level. Exhibit J displays the improvement in the manufacturing industry.

The unemployment rate in Europe is beginning to decline, now at 11.9 percent in the euro area and 10.6 percent in the EU. In general, countries with some of the highest unemployment (Spain, Portugal, and Ireland) have shown the most improvement. As unemployment has been falling, retail sales have begun to pick up, particularly in the U.K. In addition, several sentiment surveys continue to trend upward, supporting further optimism in Europe. Exhibit K displays current unemployment trends, while Exhibit L shows retail sales and business confidence.

MONETARY AND FISCAL POLICY

The European Central Bank (ECB) has left its refi rate unchanged since November 7th at 0.25 percent. However, several bank governors have publicly stated that the ECB will cut rates further in order to guard against low inflation or even deflation, creating a setting for negative deposit rates. We expect the refi rate to be cut another -25 basis points to 0 percent before year end. Meanwhile, the Bank of England (BOE) rate remains unchanged at 0.5 percent. Given the stronger economy and higher absolute level of inflation, we believe the BOE will likely leave rates unchanged in the near term, but will gradually raise rates either at the end of 2014, or sometime in 2015. Exhibit I displays our inflation expectations.

While most European currencies strengthened in 2013, thus far in 2014 they have been essentially flat. We believe the euro and British pound will continue the modest strengthening trend that has been underway over the past two years. Although client

portfolios do not have any direct exposure, the Russian ruble experienced significant depreciation falling nearly -10 percent, given the uncertainty and less business friendly environment. The flow of funds to Western Europe, and an improving economy should support stronger European currencies. Exhibit I displays our currency forecasts and Exhibit M shows the longer-term trends in European currencies.

JAPAN

CURRENT CONDITIONS: GROWTH MODERATING AHEAD OF TAX HIKE

The Japanese economy has shown mixed progress in the past two quarters and the April 1 consumption tax hike may be a greater obstacle to continued progress than we initially expected. Consumer confidence is fading ahead of the tax hike, real wages are in decline, the export recovery has been disappointing despite the significantly weakened yen, and progress on pro-growth reforms remains slow moving. As such, we have become more cautious on the pace of growth the economy will be able to sustain following the tax hike. We now look for GDP to expand a more modest +1.0 percent in 2014, down from our initial expectation of +1.5 percent.

External demand has weighed appreciably on Japan's growth in the past two quarters and has remained a headwind in recent months. The country's continued reliance on importing its energy needs, along with a pickup in imports of consumer goods ahead of the consumption tax hike, have outstripped the subdued improvement in exports. The resulting elevated trade deficit levels have contributed to external demand being a net negative contributor to overall economic growth in both the third and fourth calendar quarters of 2013, as shown in Exhibit N. With continued slow progress on restarting the country's idled nuclear utilities and moderating economic growth among key Asian trade partners, particularly China, Japan's external trade balance looks set to remain a limited contributor to overall economic growth.

The outlook for domestic consumption remains similarly subdued. While spending on consumer durables, such as appliances and automobiles, has logically spiked ahead of the scheduled April 1 three percentage point increase in the consumption tax, confidence has eroded as the reality of the hike has become more apparent (see Exhibit N). Modest wage increases, secured during the recent annual spring negotiations, will likely fall short of fully offsetting the general rise in price levels, pushing real wage growth into negative territory. Further, though the employment situation has improved at the headline level, as indicated by the decline in the unemployment rate to 3.6%, the quality of job gains over the past year remains questionable as non-regular and temporary hires accounted for the entirety of net job gains.

MONETARY AND FISCAL POLICY

Monetary and fiscal policy remain highly accommodative as the Bank of Japan (BOJ) continues its aggressive quantitative easing program and federal spending levels remain elevated. The BOJ's aggressive approach has so far depressed the value of the yen and fostered a modest gain in inflation, with price levels increasing +1.3 percent year-over-year in February, excluding fresh food prices. Despite this improvement, the BOJ remains poised to ease further as price gains remain short of the central bank's targeted +2 percent level, prices look likely to plateau in coming months, and the tax hike bears downside risks to economic growth. Similarly, the fiscal policy backdrop also should become more

favorable as budgeted spending will be pulled forward to help offset the impact of the tax hike.

Though monetary and fiscal policies remain supportive, we continue to believe that the long-run success of Prime Minister Abe's economic policy prescription will be dependent on the successful implementation of his pro-growth reform measures. To date, progress on these wide-ranging structural, supply-side reforms remains mixed. The formation of several regional strategic growth zones with reduced regulatory burdens has made some improvement recently and joins progress made in other areas, such as more efficient use of agricultural land, legislation encouraging industry consolidation, and measures to deregulate energy supply. However, progress remains limited in the areas of corporate taxation and reforming the rigid labor market. Overall, reform progress has yet to convince us to take a more favorable view on Japan's longer-term economic prospects.

The stakes remain high for the successful execution of Mr. Abe's policies, as Japan's structural issues remain acute. The nation faces a declining population, elevated government debt levels, and twin trade and fiscal deficits. While the modest economic gains and nascent escape from deflation are a move in the right direction, the nation has much further to go to bridge the policy-fueled recovery seen to date into sustained growth supported by structural reform measures. We remain cautious on the policy's prospects, but watchful for signs of better than expected progress.

ASIA EX-JAPAN

CURRENT CONDITIONS: CHINA'S ECONOMY WEAKER THAN EXPECTED

While we had been expecting a moderation in the Chinese economy, reflecting the impact of the authorities' efforts to implement restructuring, the January-February data came in much weaker than expected and indicated a notable slowdown in the first two months of the year. Though the Chinese New Year could have caused some distortion, the broad-based weakness still surprised on the downside. We now expect first quarter 2014 real GDP growth of roughly +7.2 to +7.3 percent versus +7.7 percent in fourth quarter 2013. It is increasingly likely that without any help from the policy makers, it will be hard to achieve +7.5 percent growth in 2014 (compared to +7.7 percent in 2013).

Most January-February data slowed down by a large margin. Industrial production growth slowed to +8.6 percent from +9.7 percent in December (see Exhibit O). Fixed Asset Investment growth dropped to +17.9 percent on a year-over-year basis in February, down from +19.6 percent in 2013. Retail sales growth also slowed to +11.8 percent year-over-year in January-February from +13.5 percent in December. Exports were weak in February, though perhaps not as bad as the headline due to the Chinese New Year effect and the over-invoicing of exports last year.

The official PMI for March improved to 50.3 from 50.2 in February. However, mainly due to the Chinese New Year calendar effect, there is typically a pick up in the PMI in March. On average, the March PMI is +2.8 percentage points higher than the February PMI. The sequential improvement of +0.1

percentage points this March is much weaker than in previous years, indicating still sluggish growth. HSBC's PMI, which is focused more on small firms, fell to 48.0 from 48.5 in February, the weakest reading in a year and a half, as shown in Exhibit P.

Likely responding to this weak data, the policymakers are already taking steps to counter it. On April 2nd, the State Council announced several measures to stabilize growth. These measures include: cutting taxes for small businesses; accelerating shantytown renovation; and speeding up railway construction (80 percent of the new railway lines will be in the mid west region where it is most needed). The stimulus also includes a new funding mechanism for both shantytown renovation and railway construction. While the scale seems small, it should offer some boost to growth in the near term. We also expect the new funding mechanism to help deleverage local government and improve capital efficiency. Our current expectation for 2014 real GDP growth is between +7.0 percent and +7.5 percent.

Australia's economy continued to shift gradually towards domestic consumption. Fourth quarter GDP growth of +2.8 percent year-over-year surprised on the upside, driven by stronger consumer spending. January retail sales increased a higher-than-expected +1.2 percent month-over-month; and there are clear signs of a recovery in the housing market, as building approvals surged +6.8 percent month-over-month (above forecasts of +0.5 percent). February's headline employment of +47,300 jobs was the highest in almost two years, although, much of it was due to rotation from part-time into full-time employment. Even on a seasonally adjusted basis, headline employment was still a strong +29,700 jobs. Moreover, confidence in the economy's strength is reflected in consumers dipping into their savings, as the household saving ratio fell to +9.7 percent in December 2013 from +10.6 percent in September 2013. We expect 2014 GDP growth of +2.9 percent versus 2013's +2.8 percent.

The economies of Hong Kong, South Korea, and India are experiencing dismal economic data. Hong Kong posted a gain in January-February retail sales, by value, of +6.6 percent year-over-year, below estimates of +9.0 percent, but up from December's +5.7 percent. Sales were weak, in part, from a late Chinese New Year last year creating difficult comparisons. Also, Hong Kong February exports declined -1.3 percent year-over-year and imports rose +6.8 percent. Economic growth in Hong Kong may be subdued this year, influenced by slower economic growth in China.

In South Korea, January-February export growth of +0.6 percent year-over-year was anemic, below fourth quarter 2013's export growth of +4.6 percent. In addition, January-February industrial production fell -0.3 percent year-over-year versus fourth quarter 2013's +1.8 percent. As mentioned, at least part of the weakness is explained by the Lunar New Year effect. On the positive side, the South Korean economy has shown strength through a low unemployment rate of 3.5 percent seasonally adjusted in February, below the target of 4.0 percent.

India's GDP growth still appears subdued, with expectations of economic growth of +4.7 percent in fiscal year 2014, below the government's guidance of +5.2 percent, largely due to weak domestic demand. However, inflation appears to be peaking, as the Wholesale Price Index rose only +4.7 percent in February, down from the November 2013 peak of +7.5 percent. The peaking of the inflation rate should allow the Reserve Bank of India to curtail further interest rate hikes. Also, India's December

quarter current account deficit shrank to -$4.9 billion (-0.9 percent of GDP), the lowest recorded since June 2009.

MONETARY AND FISCAL POLICY

So far this year, financial reforms in China, while small, are encouraging. While caps on lending rates were scrapped last summer, the People's Bank of China (PBOC) still maintains a cap on bank deposit rates. At present, a one-year deposit can pay no more than +3.3 percent compared to inflation of around +2.5 percent (see Exhibit Q). In the press conference at the National People's Congress, PBOC Governor Zhou Xiaochuan said that deposit rate liberalization is "very likely to be realized in a year or two." This is very positive news, as artificially low deposit rates have constrained consumer demand and fueled the growth of shadow bank lending. Interest rates determined by market forces should also help reduce the chance of capital misallocation. However, before the full liberalization of deposit rates, a bank deposit-insurance system is expected to be put in place first.

Investor worries about the overall Chinese financial system are rising sharply. In late January, China Credit Trust avoided a high profile default by reaching a last minute deal on its RMB3 billion trust product. On March 7th, investors witnessed the first default in China's $1.5 trillion onshore bond market. The long-troubled solar cell maker, Shanghai Chaori, defaulted on its annual interest payment for its CCC rated (where AA- is considered junk) RMB1 billion bond issued 2 years ago. Rather than a "Lehman moment" as viewed by many investors, we see the default in a positive way. We view it as a delicate effort by the government to try to deal with the credit risk before it is too late. It signals the end of the long-standing implicit government guarantee, which has caused moral hazard in the market. We expect more trust and bond defaults ahead, which should help rein in the excessive credit growth and reduce capital misallocation in the system. While headline risk will likely cause a jittery market, defaults are expected to be selective and occur at a managed pace to avoid systemic risk.

The renminbi was long viewed as a one way bet. Since China loosened the controls on its exchange rate in 2010 until earlier this year, the RMB has risen more than +10 percent against the U.S. dollar. With a rising RMB, and relatively high interest rates in a world where most central banks (especially in the developed markets) are holding rates close to zero, combined with the limited volatility in the RMB, speculative carry trade has been lucrative. However, that changed in mid-February, as a more than -2 percent depreciation of the RMB against the U.S. dollar caught many investors by surprise. Recent trends in the Chinese currency are shown in Exhibit R. Recent mixed macro data and QE tapering in the U.S. could be part of the reason, but it is likely the PBOC engineered the decline to squeeze out speculators and prepare for the wider trading band. Speculative capital is also believed to be a contributor to the excess cash in the financial systems and inflated asset prices. The PBOC later announced a doubling of the RMB daily trading band to +/- 2 percent around the central parity rate effective March 17th – a further loosening of its grip on the currency. Given China's still large trade surplus and still substantial growth, RMB depreciation is likely to be temporary and volatile.

The Reserve Bank of India (RBI) raised rates during the quarter, but the Reserve Bank of Australia (RBA) and Bank of Korea (BoK) left rates unchanged. On January 28th, the RBI raised its reverse repo rate +25 basis points to 7.0 percent, and expectations

are for no further rate hikes because of lower inflation. The RBA has maintained an easy monetary policy to increase consumer spending, having left its benchmark cash rate at 2.5 percent during the quarter, after cutting rates -175 basis points since 2012. The BoK left rates at 2.5 percent during the first quarter.

REST OF WORLD

CURRENT CONDITIONS: SLOW ECONOMIC RECOVERIES IN BRAZIL AND MEXICO

Brazil's economy continues to be soft, on weak consumer spending, low investment, and slower commodity exports. GDP grew +1.9 percent year-over-year in the fourth quarter of 2013 and +2.3 percent for full year 2013, below original forecasts of +3.0 percent. Exhibit S displays longer-term trends in GDP growth and inflation for Brazil. The country's consumption boom has slowed as consumers have overspent and have felt the impact of higher interest rates. Though Brazil's January retail sales were stronger at +0.4 percent month-over-month, it is only a slight improvement over December's -0.2 percent decline. The country's low investment in infrastructure was manifested in last year's difficulties with street protests against the poor public transportation infrastructure, fare hikes, ailing government services, and corruption. Lastly, lower exports of commodities to China are no longer providing Brazil an added stimulus to the economy. Brazil's inflation is still too high, as first half March inflation, up +5.9 percent year-over-year, is above the mid-point target of +4.5 percent. As a result, Brazil's central bank raised interest rates +75 basis points to 10.75 percent during the quarter and we expect further rate hikes. S&P downgraded Brazil's long-term foreign currency sovereign debt to BBB-, due to deteriorating fiscal accounts, rising debt, and a subdued growth outlook. We expect 2014 GDP growth of +1.3 percent.

In Mexico, 2013 GDP growth was up a soft +1.1 percent, due to weak consumer spending and weak export demand to the United States. Weak real wages has weighed on consumer spending, as shown in Exhibit T. Our earlier forecast for 2014 GDP growth of +3.5 percent has been scaled back to +3.0 percent because of the impact of winter weather in the U.S., Mexico's main export market. In addition, the Mexican consumer is wary, as the consumer confidence index dropped -16 percent year-over-year in January and sales, as measured by Mexico's Retailers' Association, fell -0.2 per cent year-over-year in February. The Mexican government has also had political gridlock, as Congress is debating a "flawed" antitrust bill that could punish companies simply for being too successful. Banco de Mexico left rates at 3.5 percent during the quarter and isn't expected to raise rates soon, given inflation in first half March of +3.9 percent is below the target of +4.0 percent.

GLOBAL EQUITY INVESTMENT STRATEGY:

SOLID MARKET PERFORMANCE, FAIR VALUATION

United States

The economic recovery in the United States continues to plod along at a subpar pace relative to what would normally be expected coming out of a recession. Despite this somewhat lackluster recovery, domestic equity markets finished the quarter at or near all-time highs. Even with this strong performance, valuations, while not cheap, can certainly be characterized as fair. As shown in Exhibit U, the S&P 500 Index is trading at 15.6 times forward earnings. In the context of the current low inflation environment, this is a reasonable valuation.

Somewhat different than the past several years, first quarter 2014 performance, while positive, was more muted. As a result, markets should be less prone to a significant consolidation during the second quarter, as has occurred over the past few years. This, of course, assumes that there are no significant exogenous events that trigger a sell-off. Even so, if an event were to occur, domestic financial markets should be less vulnerable.

Nonetheless, the area of most pressing concern at the moment is China's ability to engineer a successful soft landing. China's importance to the U.S. and global economy is well known. As discussed, the economy in China continues to slow. So much so, that the Chinese government has recently introduced a new stimulus package, on which we elaborated earlier. Key to continued economic recovery in the U.S. and globally is China's ability to halt their economic slowdown, so that growth does not fall meaningfully below the 7 percent level. We will be monitoring this closely in the coming months.

Domestic equity portfolios are maintaining diversified, high quality, growth-oriented holdings. Client portfolios continue to emphasize the traditional growth sectors of technology and healthcare, along with producer manufacturing and energy. This emphasis yields a portfolio that, in aggregate, is expected to experience stronger earnings growth than the benchmark at relatively attractive valuations, as shown in Exhibit V.

International

The European economy continues to show improvement, although concerns over the conflict in the Ukraine, along with economic growth in China, will contribute to uncertainty about the sustainability of the recovery. The domestic issues of high unemployment and low spending remain, but are starting to show marginal improvement. European equity markets continue to move higher, but companies have yet to show signs of revenue and quality earnings growth; however, 2014 and 2015 earnings estimates appear to have stabilized.

The strategy we have had in place over the past eighteen months is unchanged – focus on high quality, cash generative companies that have strong sales and earnings growth. Additionally, client portfolios continue to be balanced with higher beta companies, such as cyclical and financial stocks, along with conservative and domestic consumption securities. We expect the bias toward high-quality companies in portfolios to contribute to better performance in the current market environment.

On an absolute basis, European stocks are not as attractive as they were in the past few years – now trading at ~14 times on a P/E basis. However, relative to the U.S., European stocks are very attractively valued on a price-to-book basis – helping to explain the U.S. flow of funds to Europe. Exhibit W shows valuations and European fund flows.

The Japanese equity market has been considered a "safe-haven" market over the past several years; however, we believe this will no longer be the case given the structural risks to the economy and the unproven nature of Mr. Abe's economic policies. Although valuation levels have become modestly more attractive following the underperformance of Japanese equities to date in 2014, we see Japanese equities as unattractive as a whole and therefore remain underweight Japan across all international and global client portfolios. Our holdings remain focused on defensive consumption-driven companies and export-oriented businesses. Defensive consumption stocks should perform well in a slow growth environment. Global, export-oriented

businesses will likely benefit from the weakened yen and exposure to diverse overseas markets where growth prospects remain more attractive.

China's economic growth has been weaker than expected, resulting in a revision of our 2014 GDP growth estimate to a range of +7.0 percent to +7.5 percent. In response to weak data, China's policymakers have taken steps to promote growth through spending on railway lines and eased access to money for property developers. A stronger Chinese economy will help the global economy's prospects, and particularly the export-dependent economies of Hong Kong and South Korea. Holdings remain focused in consumer-related companies, banks, and commodity-related stocks.

A summary of our current investment view by geographic region is shown in the following table.

GLOBAL STRATEGY	
Region/Country	Sentiment Gauge
North America	+
Euroland	+
United Kingdom	o/-
Rest of Europe	o
Greater China	+
Japan	-
Rest of Asia	o
Latin America	-
Africa/Middle East	-

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	3/31/14	2/28/14	12/31/13	3/28/13	12/31/12	One Month	Three Months	12 Months	15 Months
Dow Jones Industrials	16457.66	16321.71	16576.66	14578.54	13104.14	+0.8%	-0.7%	+12.9%	+25.6%
S&P 500	1872.34	1859.45	1848.36	1569.19	1426.19	+0.7	+1.3	+19.3	+31.3
NASDAQ OTC Composite	4198.99	4308.12	4176.59	3267.52	3019.51	-2.5%	+0.5	+28.5	+39.1
Fixed Income									
U.S. Treasury									
2-Year Notes	0.42	0.32	0.38	0.24	0.25	+10 b.p.	+4 b.p.	+18 b.p.	+17 b.p.
5-Year Notes	1.72	1.50	1.74	0.77	0.72	+22	-2	+95	+100
10-Year Notes	2.72	2.65	3.03	1.85	1.76	+7	-31	+87	+96
30-Year Bonds	3.56	3.58	3.97	3.10	2.95	-2	-41	+46	+61
AA Industrial									
Intermediate Maturity	3.52	3.45	3.65	2.55	2.51	+7	-13	+97	+101
Long Maturity	4.45	4.48	4.72	4.02	3.91	-3	-27	+43	+54
Mortgages									
Current Coupon GNMA (3.00%)	3.23	3.14	3.43	2.57	2.05	+9	-20	+66	+118
Municipals									
Bond Buyer 40-Bond Index	4.75	4.80	5.13	4.15	4.10	-5	-38	+60	+65
Short Term									
Fed Funds	0.08	0.07	0.08	0.13	0.16	+1	--	-5	-8
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
3-Mo.Bill-Bid Disc.	0.05	0.05	0.07	0.07	0.05	--	-2	-2	--

* Primary Credit Discount Rate; effective 1/9/03.

E-03/14 033114
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Year-Over-Year Relative Performance of Growth Versus Value Stocks



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through March 31, 2014
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12
12/13

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/14

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 17TH Out of 33 World Equity Markets
Year-to-Date Through March 31, 2014

PERFORMANCE IN U.S. DOLLARS

Country	DJ Global, Indexes, US$ on 3/31/14	Change from 12/31/2013 points	Change from 12/31/2013 percent	3/31/2014 Country Rank
Australia	440.12	19.21	4.56%	11
Austria	259.99	0.35	0.14%	23
Belgium	485.66	11.70	2.47%	15
Brazil	1146.27	15.24	1.35%	19
Canada	501.95	6.62	1.34%	20
Chile	483.15	-17.57	-3.51%	31
Denmark	876.67	110.63	14.44%	5
Finland	955.87	-2.58	-0.27%	27
France	331.93	10.68	3.33%	14
Germany	366.40	-0.86	-0.23%	26
Greece	69.05	10.43	17.80%	2
Hong Kong	484.80	-12.59	-2.53%	30
Indonesia	200.94	35.09	21.16%	1
Ireland	349.74	29.70	9.28%	7
Italy	150.84	19.62	14.95%	4
Japan	96.99	-5.92	-5.75%	33
Malaysia	291.34	-0.07	-0.03%	24
Mexico	631.53	-37.04	-5.54%	32
Netherlands	351.69	4.68	1.35%	18
New Zealand	288.21	32.60	12.75%	6
Norway	414.60	5.45	1.33%	21
Philippines	373.51	28.01	8.11%	8
Portugal	177.68	24.47	15.97%	3
Singapore	333.90	-0.34	-0.10%	25
South Africa	382.02	13.92	3.78%	13
South Korea	308.05	-6.59	-2.10%	29
Spain	319.52	16.13	5.32%	10
Sweden	673.17	16.04	2.44%	16
Switzerland	814.01	33.13	4.24%	12
Taiwan	179.08	1.70	0.96%	22
Thailand	187.42	13.83	7.97%	9
United Kingdom	262.11	-3.22	-1.21%	28
United States	473.72	7.15	1.53%	17 ←
COMPOSITE INDICES				
Latin America	605.41	-6.06	-0.99%	
Western Europe	340.18	7.05	2.12%	
Asia/Pacific	144.15	-2.80	-1.90%	
World (ex U.S.)	238.84	0.53	0.22%	

Source: FactSet Research Systems, April 1, 2014

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Rev.	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Final	3Q13 Final	4Q13 Adv.	4Q13 Prelim.	4Q13 Final
Personal Consumption Expend.	3.1%	2.6%	2.5%	2.0%	2.2%	2.3%	2.2%	2.0%	1.9%	1.9%	1.9%	2.3%	2.1%	2.3%
Non-Residential Fixed Invest.	6.8	6.4	8.4	8.6	10.4	9.0	5.0	5.0	2.4	2.4	3.5	2.1	3.0	2.6
Residential Investment	-1.6	-6.0	4.6	5.6	10.7	11.6	13.6	15.5	12.9	15.1	14.2	6.3	6.7	6.9
Inventory Change [2]	++	-	--	++	++	++	++	--	--	-	++	++	++	++
Net Exports [3]	-10.4	7.6	14.1	0.6	3.8	0.7	-0.6	9.4	3.9	2.5	3.8	10.2	7.1	7.1
Exports	9.1	7.9	6.9	4.6	4.7	4.4	2.8	2.4	1.0	2.0	2.9	5.4	4.9	4.9
Imports	9.3	4.6	2.3	3.5	3.0	3.4	2.4	0.1	0.1	1.2	1.6	2.7	2.8	2.8
Government Spending	-2.3	-3.3	-3.9	-3.3	-1.7	-1.3	0.2	-1.1	-1.8	-2.0	-2.7	-2.3	-2.5	-2.4
Total Real GDP ←	2.0%	1.9%	1.5%	2.0%	3.3%	2.8%	3.1%	2.0%	1.3%	1.6%	2.0%	2.7%	2.5%	2.6%
Memo:														
Total GDP Less Housing and Autos ←	1.9	2.0	1.4	1.9	3.0	2.4	2.7	1.5	0.9	1.1	1.5	2.6	2.4	2.5
Pers. Cons. Exp. Plus Res. Invs.	2.9	2.3	2.5	2.1	2.5	2.6	2.6	2.5	2.3	2.4	2.4	2.5	2.3	2.5
After-tax Corporate Profits	-3.3	2.4	-0.7	3.9	23.3	18.0	19.4	16.3	3.5	5.3	5.6	NA	NA	6.0

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, MARCH 27, 2014

Exhibit E

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.6%
All: +1.1%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +1.1%
All: +0.9%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14

Source: Bureau of Labor Statistics and Bloomberg, March 14 & 18, 2014

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2011			2012			2013			2014		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	72.87	-1.3%	-9.8%	73.35	0.7%	12.9%	73.54	0.3%	-4.4%	77.32	5.1%	0.3
February	71.93	-4.7%	-10.2%	72.26	0.5	9.7	74.57	3.2	0.9	77.15	3.5%	1.8
March	70.74	-5.9%	-10.9%	72.91	3.1	5.1	76.20	4.5	10.2	76.82	0.8%	1.7
April	69.48	-7.8%	-7.5%	72.79	4.8	3.4	76.18	4.7	9.7			
May	69.57	-11.3%	-8.6%	73.92	6.2	4.8	76.90	4.0	9.2			
June	69.48	-12.1%	-11.2%	75.03	8.0	5.0	76.20	1.6	8.7			
July	69.04	-10.0%	-10.3	75.22	9.0	5.2	77.19	2.6	10.1			
August	69.01	-9.1%	-8.0	74.24	7.6	5.6	76.46	3.0	5.1			
September	71.14	-5.1%	1.1	72.58	2.0	-0.9	76.17	5.0	-0.1			
October	71.57	-0.9%	6.1	72.74	1.6	-0.1	75.22	3.4	-2.5			
November	72.21	-0.8%	7.7	73.60	1.9	-0.9	76.22	3.6	-1.8			
December	73.22	-0.7%	11.0	73.10	-0.2	-5.1	76.45	4.6	0.6			
Average	70.85	-5.9		73.48	3.7		75.94	3.4		77.10	1.5	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (10/21/13): Euro Area: 37.2% Canada: 29.0% Japan: 17.3% U.K.: 7.8% Switzerland: 3.8% Australia: 3.2% Sweden: 1.7%
Currency Appreciation (Y-T-D through 3/31/14): Euro Area: 0.0% Canada: -3.8% Japan: 2.2% U.K.: 0.6% Switzerland: 0.7% Australia: 3.9% Sweden: -0.8%

SOURCE: FEDERAL RESERVE BOARD

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2012				2013				2014E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.7	1.2	2.8	0.1	1.1	2.5	4.1	2.6	1.7	2.6	2.6	2.6
S&P 500 Reported Profits (Year-over-Year)	7.4	-2.8	-6.3	0.0	5.2	15.0	16.1	28.2	19.3	15.4	25.1	15.6
Consumer Price Index (Year-over-Year)	2.8	1.9	1.7	1.9	1.7	1.4	1.6	1.2	1.3	1.4	1.6	2.5
Levels (Quarterly Average)												
Unemployment Rate	8.2	8.2	8.0	7.8	7.7	7.5	7.2	7.0	6.7A	6.6	6.5	6.4
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3A	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1	0.0A	0.2	0.5	0.8
10-year Treasury Bonds-Yield	2.0	1.8	1.6	1.7	1.9	2.0	2.7	2.7	2.8A	2.8	3.0	3.2

Source: Sit Investment Associates, Inc., April 7, 2014

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM MARCH 31, 2014

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-1.9%	2.50%	-3.6%	4.00%	-1.9%
Present YTM 0.42%	Most Likely	0.50	0.1	1.25	-1.2	3.00	-1.3
	Optimistic	0.13	0.8	0.50	0.3	2.00	-0.6
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-3.9	3.50	-6.4	5.00	-3.1
Present YTM 1.72%	Most Likely	2.25	-1.6	2.50	-1.9	4.00	-1.7
	Optimistic	1.00	4.4	1.00	5.2	3.00	-0.2
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.00	-9.1	4.50	-11.5	5.50	-4.4
Present YTM 2.72%	Most Likely	3.50	-5.2	3.75	-5.8	4.50	-2.0
	Optimistic	2.50	3.3	2.50	4.7	3.50	0.6
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.00	-20.5	5.50	-24.8	6.00	-8.2
Present YTM 3.56%	Most Likely	4.25	-9.9	4.50	-11.8	5.00	-3.8
	Optimistic	3.00	12.8	3.00	14.6	4.00	1.2

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

Exhibit I

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2012A	2013E	2014E	2012-2016 (5 Yr CAGR)	2012A	2013E	2014E	2012-2016 (5 Yr AVG)
Global Economy	**2.7%**	**2.5%**	**3.1%**	**2.9%**	**2.7%**	**2.5%**	**2.6%**	**2.7%**
United States	2.8	1.9	2.6	2.5	2.1	1.5	1.7	2.1
Euro Area	(0.6)	(0.4)	1.3	0.6	2.5	1.4	1.2	1.5
United Kingdom	0.2	1.4	2.7	1.9	2.8	2.6	2.3	2.5
Japan	2.0	1.5	1.5	1.6	(0.1)	0.3	0.9*	0.6
Asia Ex Japan	6.1	6.2	6.0	6.1	3.6	3.7	3.6	3.6
Latin America	2.9	2.4	2.3	2.4	6.1	7.5	7.7	7.3

* Exlcuding the impact of the 3 percentage point consumption tax increase, effective April 1, 2014

10-Year Bond Yields

	2012	2013		2014
	12/31A	6/30A	12/31A	12/31E
United States	1.8%	2.5%	3.0%	3.3%
Euro (Germany)	1.3	1.7	1.9	2.5
Japan	0.8	0.9	0.7	1.0
United Kingdom	1.8	2.4	3.0	3.5

Exchange Rates

	2012	2013		2014
	12/31A	6/30A	12/31A	12/31E
Euro ($/)	1.32	1.30	1.37	1.40
Japan (¥/$)	87	99	105	110
UK ($/£)	1.63	1.52	1.66	1.70

Source: Bloomberg, The World Bak and Sit Investment Associates, Inc., April 2, 2014

Exhibit J

■ Sit Investment Associates ■

Manufacturing and Production Improving in Europe


Index, PMI
65
60
55
50
45
40
35
30
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Jan-12
Jan-14
Manufacturing
Services


Index, Manufacturing PMI
70
65
60
55
50
45
40
35
30
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Jan-12
Jan-14
Germany
France


YoY, %
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Jan-05
Jan-07
Jan-09
Jan-11
Jan-13
Germany
France


YoY, %
German Manufacturing Orders
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Jan-05
May-06
Sep-07
Jan-09
May-10
Sep-11
Jan-13

Source: Morgan Stanley Research, April 2, 2014

Exhibit K

■ Sit Investment Associates ■

Unemployment Levels Plateauing in Eurozone



Euro area and EU28 unemployment rates
Seasonally adjusted series
Euro area (EA18)
EU28
12.5
11.5
10.5
9.5
%
8.5
7.5
6.5
I II III IV
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: Eurostat, April 1, 2014

Exhibit L

■ Sit Investment Associates ■

European Retail Sales and Confidence slowly Improving



Retail sales in line with consumer confidence
% 3m y/y
Retail sales ex auto fuel (lhs)
GfK consumer confidence (rhs)
index
8
7
6
5
4
3
2
1
0
-1
-2
-3
5
0
-5
-10
-15
-20
-25
-30
-35
-40
04
05
06
07
08
09
10
11
12
13
14

Source: Haver Analytics, Barclays Research



EUROZONE REAL RETAIL SALES ex Autos
3 Mo.Avg. Y/Y %
Jan: 0.6%
6
4
2
0
-2
-4
-6
96
98
00
02
04
06
08
10
12
14



Index Level
100
80
60
40
20
0
-20
-40
-60
-80
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
ZEW Eurozone
ZEW Germany



Index Level
Index Level
German Ifo Business Climate
France INSEE Manufacturing (r.h. scale)
German ifo expectations (6m Forward)
120
115
110
105
100
95
90
85
80
120
110
100
90
80
70
60
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14

Source: Barclays Research, March 27, 2014, ISI Group, March 13, 2014 and Morgan Stanley Research, April 2, 2014

Exhibit M

■ Sit Investment Associates ■

European Currency Movements



U.S. Dollar per Euro
1.38 0.00 0.00% VWAP:
High: 1.39 Low: 1.21 Chg: 3.59%
U.S. Dollar per Euro - Price
1.40
1.35
1.30
1.25
1.20
1.38
4/12
7/12
10/12
1/13
4/13
7/13
10/13
1/14
4/14



U.S. Dollar per British Pounds
1.66 0.00 0.00% VWAP:
High: 1.68 Low: 1.48 Chg: 4.12%
U.S. Dollar per British Pounds - Price
1.65
1.60
1.55
1.50
1.66
4/12
7/12
10/12
1/13
4/13
7/13
10/13
1/14
4/14

Source: Factset Research Systems, March 31, 2014

Exhibit N

■ Sit Investment Associates ■

Headwinds Persist in Japan

Elevated Trade Deficit Remains a Headwind to Growth


(annualized, ¥trn)
(annualized, ¥trn)
Nominal exports (lhs)
Nominal imports (lhs)
Nominal trade balance (rhs)
(CY)
100
90
80
70
60
50
40
30
20
20
15
10
5
0
-5
-10
-15
-20
-25
06
07
08
09
10
11
12
13
14

Japanese Consumer Confidence Fading Ahead of the Tax Hike


55
50
45
40
35
30
25
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Source: Nomura Research, March 19, 2014 and Morgan Stanley, March 19, 2014

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

PRODUCTION IN CHINA HAS DECELERATED


Industrial production activity slowed down
%, YoY
Industry Value-added
Electricity Generated
30
25
20
15
10
5
0
-5
-10
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14

SOURCE: MORGAN STANLEY, MARCH 13, 2014

G:\Support\Exhibits\E-03/14

Exhibit P

■ Sit Investment Associates ■

Latest Chinese PMI Data Indicates Sluggish Growth



NBS PMI (sa)
HSBC PMI (sa)
Mar NBS PMI
:50.3
Mar HSBC
PMI :48.0
65
60
55
50
45
40
35
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14

Source: Credit Suisse, April 1, 2014

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

CHINESE HEADLINE CPI FELL IN FEBRUARY ON SEASONALITY



Headline CPI inflation fell
%, YoY
CPI
CPI: Non-food
CPI: Food
15
10
5
0
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Source: NBS, CEIC, Morgan Stanley Research

SOURCE: MORGAN STANLEY, MARCH 10, 2014

G:\Support\Exhibits\E-03/14

Exhibit R

■ Sit Investment Associates ■

China's Currencies Have Substantially Depreciated Since February



CNY/CNH both have substantially depreciated since Feb while the gap narrowed
CNH spot
CNY spot
6.25
6.20
6.15
6.10
6.05
6.00
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14

Source: Goldman Sachs, March 26, 2014

Exhibit S

■ Sit Investment Associates ■

Brazil's Economic Growth Slows, as Inflation and Labor Costs Remain High



GDP growth under different leaders
Annual % change
Average of period
Cardoso
Lula da Silva
Rousseff
8
6
4
2
0
-2
2.1
3.5
4.6
1.9
Estimates
1999 2000
05
10
14
Sources: Oxford Economics; Thomson Reuters Datastream



Inflation
Annual % change on consumer price index
7
6
5
4
3
Inflation
Inflation target
2006
08
10
12
14
Source: Thomson Reuters Datastream



Unit labour costs
Indices, rebased
250
200
150
100
50
Brazil
China
India
Mexico
2002
04
06
08
10
12
14
Sources: Oxford Economics; Thomson Reuters Datastream

Source: Financial Times, February 25, 2014

Exhibit T

■ Sit Investment Associates ■

Real Wages Contracting in Mexico



Real wages further contracted in Jan
Real wage yoy growth
LTM: -0.3% / Jan: -1.0%*
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
*Last available data
Jan-02
Sep-02
May-03
Jan-04
Sep-04
May-05
Jan-06
Sep-06
May-07
Jan-08
Sep-08
May-09
Jan-10
Sep-10
May-11
Jan-12
Sep-12
May-13
Jan-14
3-month growth yoy (%)
Source: Banco de México.

Source: Goldman Sachs, March 18, 2014

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

INFLATION AND S & P 500 MULTIPLES

DATA THROUGH MARCH 31, 2014



P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 15.59x is based on 2014 est. operating EPS of $120.13.

SOURCE: STANDARD & POOR'S, BUREAU OF LABOR STATISTICS, SANFORD BERNSTEIN, AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-03/14

Exhibit V

■ Sit Investment Associates ■

Equity Characteristics

March 31, 2014

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2013 Projected Gain	+8.8%	+18.0%	+10.8%	+9.2%	+13.3%	+12.4%
2014 Projected Gain	+17.5%	+18.8%	+19.5%	+10.2%	+16.6%	+12.4%
5-Year Projected Growth	+14.6%	+17.3%	+17.0%	+10.3%	+14.4%	+11.7%
Dividend Yield						
Total Fund	+1.5%	+0.9%	+0.5%	+2.5%	+1.6%	+2.0%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+16.1%	+18.1%	+17.5%	+12.5%	+15.9%	+13.6%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	20.6x	24.0x	28.7x	16.3x	23.3x	19.3x
FY2 Calendar P/E	18.6x	21.9x	25.4x	14.7x	18.9x	16.4x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	17.7x	19.1x	20.3x	16.9x	19.2x	17.4x
FY2 Calendar P/E	15.4x	17.1x	17.5x	15.2x	16.8x	15.4x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.5x	1.5x	1.8x	1.8x	1.7x	1.8x
FY2 Calendar PEG	1.3x	1.2x	1.4x	1.6x	1.5x	1.6x
Wtd Avg Mkt Cap ($ Million)	$103,202	$17,102	$6,056	$91,159	$99,984	$118,738

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

EXHIBIT W

■ SIT INVESTMENT ASSOCIATES ■

RELATIVELY CHEAP VALUATIONS IN EUROPE HAVE ATTRACTED INVESTORS



European Stocks are lowly Priced Relative to their US Peers
MSCI Europe / US: Trailing P/Book
Subsequent 2yr relative returns (rhs, lc, inverted)
1.1
1.0
0.9
0.8
0.7
0.6
0.5
-60%
-40%
-20%
0%
20%
40%
60%
Jan-75
Jan-77
Jan-79
Jan-81
Jan-83
Jan-85
Jan-87
Jan-89
Jan-91
Jan-93
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07
Jan-09
Jan-11
Jan-13



European Mutual Fund Flows $bn
40
30
20
10
0
-10
-20
-30
-40
-50
Bonds
Equities
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14



US Buying of European Equities
% of Market Cap
12 month sum
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
Jan-78
Jan-80
Jan-82
Jan-84
Jan-86
Jan-88
Jan-90
Jan-92
Jan-94
Jan-96
Jan-98
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Jan-12

SOURCE: BARCLAYS RESEARCH, MARCH 24, 2014 AND MORGAN STANLEY RESEARCH, MARCH 28, 2014

G:\Support\Exhibits\E-03/14